2025 Third Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three and nine months ended September 28, 2025. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 28, 2025, and the related notes, and with our MD&A for the year ended December 29, 2024 (2024 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to October 28, 2025, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 28, 2025 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on October 28, 2025.

The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 28, 2025 have been prepared in accordance with generally accepted accounting principles ("GAAP"), more specifically, prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All financial information contained in this MD&A is consistent with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures and related ratios” in this MD&A.

Additional information about Gildan, including our 2024 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the Gildan's Sustainable Growth (GSG) strategy and Next Generation ESG strategy and ESG targets, the proposed acquisition of HanesBrands (including the completion and timing thereof, Gildan’s expectations in respect of the refinancing of a majority of HanesBrands’ existing indebtedness and the expected sources of funds for the cash portion of the consideration for the acquisition and the refinancing of a majority of HanesBrands’ indebtedness), as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy”, “Operating results”, “Liquidity and capital resources”, “Financial risk management”, and “Risks and uncertainties” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs, from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
In addition, we are also subject to the various risks and uncertainties relating to the proposed acquisition of HanesBrands, including risks relating to the timing and completion of the acquisition, the realization of anticipated benefits and synergies of the proposed acquisition and the timing and quantum thereof; the success of integration plans and the time required to successfully integrate the combined business; the focus of management time and attention on the proposed acquisition and other potential disruptions arising from the transaction; and potential undisclosed liabilities not identified during the due diligence process.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters, and embellishers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production and delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
3.2 Our Operations

3.2.1 Brands, Products and Customers

The products we manufacture and sell are marketed under Company brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan Hammer®, GoldToe®, and Peds®, as well as Champion®, which is under an exclusive licensing agreement for the printwear channel in the U.S. and Canada. Further, we manufacture for, and supply products to, select leading global athletic and lifestyle brands, and to certain retail customers who market these products under their own exclusive brands.

Our primary products include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear). In fiscal 2024, Activewear sales accounted for 87% of total net sales, and Hosiery and underwear sales accounted for 13% of total net sales. We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our Activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form directly to various retailers or through national accounts servicing retailers, in addition to underwear and socks for men, ladies, and kids. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for, and sell to, select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.

The following table summarizes our current primary product offering under Company and licensed brands:

Primary products	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, sport shirts, polos and tank tops
Gildan®, Gildan Performance®, Gildan Hammer®, Gildan Softstyle®, Gildan® Heavy Cotton™, Gildan® Ultra Cotton®, Gildan DryBlend®, Gildan® HeavyBlend™, Comfort Colors®, American Apparel®, Champion®[1], ALLPRO™

Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(2)	Gildan®, Gildan® Ultra Cotton®, GoldToe®, GoldToe® Signature™, GoldToe EditionTM, Peds®, MediPeds®, Powersox®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®, Gildan Softstyle®, Gildan Performance® BareSoft™, Gildan Performance® EZBreeze™
(1) Under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.
(2) Applicable only to MediPeds®.

3.2.2 Manufacturing

The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations span from start to finish across the garment production process, encompassing capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we have been expanding manufacturing capacity with a significant expansion in Bangladesh, which involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The construction of the first textile and sewing complex was completed and fully ramped-up as of the second quarter of 2025.
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MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides a summary of our primary manufacturing operations by geographic region:

	United States	Central America	Caribbean	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Salisbury, NC ■ Mocksville, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities) ■ Mayodan, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh (2 facilities)
Sewing facilities(2): conversion of cut fabric into garments		■ Honduras (2 facilities) ■ Nicaragua (5 facilities)	■ Dominican Republic (3 facilities)	■ Bangladesh (3 facilities)
Garment-dyeing(3): pigment dyeing or reactive dyeing process (Pigment Pure™)		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs. The majority of cotton used by our Asian contractors is U.S. cotton.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Central America and Haiti, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, a proprietary dyeing process under the name Pigment Pure™ which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities.

3.2.3 Sales, marketing and distribution

Our global sales and marketing office is located in Christ Church, Barbados, where we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control, and logistics, as well as finance, human resources and information technology functions. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centres and some smaller facilities in the U.S., a large distribution facility in Honduras, as well as a distribution facility in Bangladesh and one in Australia. To supplement some of our distribution needs, we also use third-party warehouses in North America and Europe.

3.2.4 Employees and corporate office

We currently employ approximately 49,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment

Competition in the basic apparel market is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure which we have developed through significant investments over time, are key competitive strengths and differentiators from our competition.
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MANAGEMENT'S DISCUSSION AND ANALYSIS
We compete with large and smaller U.S. based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are HanesBrands Inc. and Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, depending on the channel. These companies manufacture in some of the same geographies as Gildan and generally compete within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S. based companies selling to, or operating as, wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), as well as Central American, Mexican and Asian manufacturers that supply products in the imprintables channel. Although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.

3.4 Recent events

U.S. administration reciprocal tariffs announced

The Company continues to deal with uncertainty regarding the timing, volatility, level and duration of and changes in the reciprocal and country-specific tariffs imposed by the U.S. Administration beginning earlier this year. More recently, on August 7, 2025, the U.S. Administration introduced country-specific reciprocal tariffs of up to 40% on a broad range of countries, including an 18% rate on Nicaragua, a 20% rate on Bangladesh and a 25% rate on India, with the latter also subject to an additional 25% secondary tariff. Other countries not listed remained subject to a 10% tariff until further notice.

In summary, the principal U.S. tariff rates which are currently in effect are the following:
•Country-specific “reciprocal” tariffs on products of over 90 listed countries (including EU nations and those described above)
•A 10% “reciprocal” tariff on products of all other countries, including China, but excluding Canada and Mexico
•20% additional International Emergency Economic Powers Act (“IEEPA”) tariffs on products from China
•25% IEEPA tariffs on most products from Mexico and Canada that are not deemed United States-Mexico-Canada Agreement (USMCA) originating, subject to sector-specific rates where applicable.

Such tariffs create uncertainty for our business. For example, it is difficult to predict if, when and how any country-specific tariff may change given the fluid global trade and geopolitical environments, and as the U.S. Administration continues to be engaged in trade negotiations with multiple countries seeking to lift or mitigate reciprocal tariffs.

The Company’s products from certain countries, including those qualifying under the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), currently continue to qualify under various free trade agreements or programs that allow for significant tariff savings, including as a result of the prevalence of the Company’s use of U.S. origin cotton and yarn in its production supply chain in the CAFTA-DR region and Bangladesh manufacturing hubs. With respect to tariffs on imports from China and India, the Company has limited exposure to sourcing from these countries.

The Company has and will continue to monitor the international trade environment and actively explore mitigation strategies with a view to adapting its business and operations as necessary. The Company believes that its vertically integrated low-cost manufacturing operations position it well and provides flexibility to navigate tariff developments announced thus far. However, the situation has been characterized by dynamic and important evolution and therefore remains difficult to predict. While the Company currently expects to be able to largely mitigate the impacts of the reciprocal and other tariffs announced to date through various means, including but not limited to supply chain flexibility and pricing action, there can be no assurance that such mitigation strategies will be effective and offset, in whole or in part, the impact of the tariffs on our business. See our risk factor disclosure regarding international trade agreements and international trade regulations in section 15.0 of our 2024 annual MD&A “Risks and Uncertainties” as well as section 2.0 of this MD&A “Caution Regarding Forward-Looking Statements".

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Merger Agreement with HanesBrands
On August 13, 2025, the Company announced that it entered into a definitive merger agreement the “Merger Agreement” to acquire HanesBrands Inc. (“HanesBrands”). Under the terms of the agreement, HanesBrands shareholders will receive 0.102 common shares of the Company (as of the day of closing) and $0.80 in cash per HanesBrands share, implying an equity value of approximately $2.2 billion and an enterprise value of approximately $4.4 billion for HanesBrands based on the Company's share price as of August 11, 2025. The Company has obtained $2.3 billion of committed transaction financing and expects to refinance HanesBrands’ existing debt. Closing is expected in late 2025 or early 2026, subject to HanesBrands shareholder approval and the satisfaction or waiver of other customary closing conditions. Post closing, the Company's headquarters will remain in Montréal, Quebec and the combined company will maintain a strong presence in Winston-Salem, North Carolina. Additional details on the committed transaction financing are provided in Section 8.2 of this MD&A, as well as in note 4 of the condensed interim consolidated financial statements for additional information. Given that the proposed HanesBrands transaction has not closed as of the date of this MD&A, the following discussion on the Company's strategy, operations and results remains in the context of it operating on a standalone basis.

4.0 STRATEGY

Gildan Sustainable Growth Strategy
Building on a strong foundation, in 2022 the Company launched its “Gildan Sustainable Growth” (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe that by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and leading ESG practices, we will be well positioned to drive strong revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation.

The three pillars of our GSG strategy are:

Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand and optimize our global production capacity to support our long-term growth plans

Executing on our well-defined plans, we have strengthened our vertical integration by expanding our yarn-spinning capabilities through the acquisition and modernization of Frontier Yarns. We have also completed the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh, as described in more detail in subsection 3.2.2 entitled "Manufacturing" in this MD&A.

Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. We developed a new proprietary cotton technology by re-engineering our entire process from the yarn through to the finished process, enhancing fabric softness, all while improving printability. In 2025, we announced the release of new products, including additions such as the new Light Cotton™ collection and our Softstyle™ Midweight Fleece collection. We also recently introduced our new Plasma Print Technology aiming to enhance the direct-to-garment printing process by reducing the need for pre-treatment and designed to offer softer fabrics, brighter colors, improved ink coverage, and enhanced print consistency. We are also actively investing in digital tools, predictive analytics, and artificial intelligence to accelerate decision-making across the organization, streamline processes, and optimize supply chain planning.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders

In 2025, Gildan embarked on its fourth year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. The strategy also embraces a commitment to people, with a focus on investing in our workforce, promoting culture and belonging, in addition to enhancing ESG transparency. This strategy includes 10 core targets focused on five different pillars: Climate Energy and Water; Circularity; Human Capital Management; Long Term Value Creation; and Transparency and Disclosure. For more detailed information regarding the process of these initiatives, please refer to Gildan's 2024 ESG report. Information in our 2024 ESG Report does not form part of and is not incorporated by reference in this MD&A.

5.0 OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures and ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP financial measures and ratios including: adjusted net earnings; adjusted earnings before income taxes; adjusted diluted EPS; adjusted income tax expense, adjusted effective income tax rate; adjusted gross profit; adjusted gross margin; adjusted selling, general and administrative expenses (adjusted SG&A expenses); adjusted SG&A expenses as a percentage of net sales; adjusted operating income; adjusted operating margin; and adjusted EBITDA to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information to investors and management on the Company’s operating and financial performance and financial condition. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

We refer the reader to section 15.0 entitled “Definition and reconciliation of non-GAAP financial measures and related ratios” in this MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable IFRS measures.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.2 Summary of quarterly results - GAAP basis

The table below sets forth certain summarized unaudited quarterly financial data for net sales, net earnings, net earnings per share (basic and diluted) and weighted average number of shares (basic and diluted), for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared on a GAAP basis in accordance with IAS 34 of IFRS. The financial results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023

Net sales	910.6	918.5	711.7	821.5	891.1	862.2	695.8	782.7
Net earnings	120.2	137.9	84.7	132.3	131.5	58.4	78.7	153.3
Net earnings per share:
Basic(1)	0.81	0.91	0.56	0.86	0.82	0.35	0.47	0.89
Diluted(1)	0.80	0.91	0.56	0.86	0.82	0.35	0.47	0.89
Weighted average number of shares outstanding (in ‘000s):
Basic	149,230	150,762	151,875	153,975	160,862	168,005	168,869	171,495
Diluted	149,283	150,815	151,990	154,369	161,027	168,139	168,977	171,806
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal demand peak periods, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand and global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

QUARTERLY REPORT - Q3 2025 P.10

MANAGEMENT'S DISCUSSION AND ANALYSIS
Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period, as well as other significant costs relating thereto such as financing costs. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs (recoveries)” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. Share repurchases have reduced our number of shares outstanding and increased our net earnings per share (EPS). The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. Our results of operations over the past eight quarters have been impacted by higher than usual SG&A expenses, due to costs relating to proxy contest and leadership changes and related matters (Q4 2023: $6.3 million, Q1 2024: $19.6 million, Q2 2024: $57.2 million, Q3 2024: $5.5 million, Q4 2024: $0.4 million; Q1 2025: $0.9 million, Q2 2025: $1.1 million, and Q3 2025: $0.2 million), as explained in sections 5.4.3 and 15.0 of this MD&A, partially offset by the favorable impact of Barbados jobs credit (Q4 2023 and Q1 2024: nil, Q2 2024: $17.2 million, Q3 2024: $6.8 million, Q4 2024: $17.8 million, Q1 2025: $8.1 million, Q2 2025: $11.6 million, and Q3 2025: $12.2 million). Our results have also been impacted by the bridge facility commitment fees of $9.3 million relating to charges incurred as a part of the financing arrangements related to the proposed HanesBrands acquisition. Our fiscal 2024 results of operations were also impacted by tax reforms announced in Q2 2024, including the enactment of the OECD’s Pillar Two global minimum tax regime in Canada and Barbados, as well as an increase in the applicable corporate tax rate in Barbados to 9%.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses or income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

QUARTERLY REPORT - Q3 2025 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.3 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended				Nine months ended
	Sep 28, 2025	Sep 29, 2024	Variation		Sep 28, 2025	Sep 29, 2024	Variation
			$	%			$	%

Net sales	910.6	891.1	19.5	2.2%	2,540.7	2,449.1	91.7	3.7%
Gross profit	306.6	277.6	29.0	10.4%	817.9	750.7	67.2	9.0%
Adjusted gross profit(1)	306.6	277.6	29.0	10.4%	817.9	750.7	67.2	9.0%
SG&A expenses	95.3	83.6	11.7	13.9%	264.3	312.5	(48.2)	(15.4)%
Adjusted SG&A expenses(1)	95.0	78.1	16.9	21.6%	262.1	230.2	31.9	13.9%
Restructuring and acquisition-related costs (recoveries)	19.2	1.1	18.2	n.m.	32.3	(1.0)	33.4	n.m.
Operating income	192.1	192.9	(0.8)	(0.4)%	521.2	439.3	82.0	18.7%
Adjusted operating income(1)	211.6	199.5	12.1	6.1%	555.8	520.5	35.3	6.8%
Adjusted EBITDA(1)	248.7	236.0	12.7	5.4%	660.8	625.4	35.4	5.7%
Financial expenses	43.7	30.2	13.5	44.6%	105.6	77.2	28.3	36.7%
Income tax expense	28.2	31.3	(3.0)	(9.6)%	72.9	93.5	(20.6)	(22.0)%
Adjusted income tax expense(1)	28.4	31.6	(3.2)	(10.1)%	75.0	81.8	(6.8)	(8.3)%
Net earnings	120.2	131.5	(11.3)	(8.6)%	342.8	268.5	74.2	27.6%
Adjusted net earnings(1)	148.8	137.7	11.1	8.1%	384.5	361.4	23.0	6.4%
Basic EPS	0.81	0.82	(0.01)	(1.2)%	2.28	1.62	0.66	40.7%
Diluted EPS	0.80	0.82	(0.02)	(2.4)%	2.27	1.62	0.65	40.1%
Adjusted diluted EPS(1)	1.00	0.85	0.15	17.6%	2.55	2.18	0.37	17.0%
Gross margin(2)	33.7%	31.2%	n/a	2.5 pp	32.2%	30.7%	n/a	1.5 pp
Adjusted gross margin(1)	33.7%	31.2%	n/a	2.5 pp	32.2%	30.7%	n/a	1.5 pp
SG&A expenses as a percentage of net sales(3)	10.5%	9.4%	n/a	1.1 pp	10.4%	12.8%	n/a	(2.4) pp
Adjusted SG&A expenses as a percentage of net sales(1)	10.4%	8.8%	n/a	1.6 pp	10.3%	9.4%	n/a	0.9 pp
Operating margin(4)	21.1%	21.7%	n/a	(0.6) pp	20.5%	17.9%	n/a	2.6 pp
Adjusted operating margin(1)	23.2%	22.4%	n/a	0.8 pp	21.9%	21.3%	n/a	0.6 pp

	Sep 28, 2025	Dec 29, 2024	Variation
			$	%
Total assets	4,072.2	3,715.1	357.1	9.6%
Total non-current financial liabilities	1,304.2	1,235.9	68.4	5.5%
Long-term debt (including current portion)	1,754.2	1,535.9	218.4	14.2%
Net debt(1)	1,740.9	1,568.6	172.3	11.0%
Quarterly cash dividend declared per common share	0.226	0.205	0.021	10.2%
Net debt leverage ratio(1)	2.0	1.9	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A expenses as a percentage of net sales are defined as SG&A expenses divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q3 2025 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4 Operating review

5.4.1 Net sales
Net sales by major product groups were as follows:

	Three months ended				Nine months ended
(in $ millions, or otherwise indicated)	Sep 28, 2025	Sep 29, 2024	Variation		Sep 28, 2025	Sep 29, 2024	Variation
			$	%			$	%

Activewear	830.6	788.3	42.2	5.4%	2,300.0	2,117.0	183.1	8.7%
Hosiery and underwear(1)	80.0	102.8	(22.8)	(22.1)%	240.7	332.1	(91.4)	(27.5)%
Total net sales	910.6	891.1	19.5	2.2%	2,540.7	2,449.1	91.7	3.7%
(1) Also includes intimates and other fringe products.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net sales were derived from customers located in the following geographic areas:

	Three months ended				Nine months ended
(in $ millions, or otherwise indicated)	Sep 28, 2025	Sep 29, 2024	Variation		Sep 28, 2025	Sep 29, 2024	Variation
			$	%			$	%

United States	819.5	798.8	20.7	2.6%	2,277.6	2,180.4	97.2	4.5%
Canada	30.8	28.2	2.6	9.2%	90.8	81.1	9.7	12.0%
International	60.3	64.1	(3.9)	(6.1)%	172.3	187.6	(15.2)	(8.1)%
Total net sales	910.6	891.1	19.5	2.2%	2,540.7	2,449.1	91.7	3.7%
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Higher net sales for the three and nine months ended September 28, 2025, reflected sales increases in the Activewear category, partially offset by sales declines in the Hosiery and Underwear category. Excluding the impact of the exit of the Under Armour business in 2024, consolidated sales would have been up mid-single digits on a year-to-date basis. Third quarter Activewear sales increased 5.4% year over year, driven by favourable product mix and higher net prices, while the year-to-date increase of 8.7% primarily reflected favourable product mix and higher volumes. We continued to generate strong sales to North American distributors and National account customers, driven by our strong overall competitive positioning and as we continued to benefit from recent changes in the industry landscape. We continued to see strong demand for Comfort Colors and our innovative pipeline continues to generate interest from customers, with our new soft cotton technology and new brand offerings such as Champion and ALLPRO. As for the Hosiery and underwear category, sales decreased $23 million and $91 million during the three and nine months ended September 28, 2025, respectively, reflecting lower sales volume and less favourable mix, broader market weakness as well as the exit of the Under Armour business (the latter applicable to the nine months period). International sales decreased by 6.1% in the third quarter as weak demand conditions persisted in Europe and LATAM. For the first nine months of 2025, International sales were $172 million, down 8.1% versus the same period last year, reflecting demand softness across geographies.

QUARTERLY REPORT - Q3 2025 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.2 Gross profit

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Sep 28, 2025	Sep 29, 2024	Variation	Sep 28, 2025	Sep 29, 2024	Variation

Gross profit	306.6	277.6	29.0	817.9	750.7	67.2
Gross margin	33.7%	31.2%	2.5 pp	32.2%	30.7%	1.5 pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in gross profit for the three months and nine months ended September 28, 2025 was driven by the increase in sales and higher gross margins. The increase in gross margin for the three months ended September 28, 2025 compared to the same period last year is mainly a result of lower manufacturing costs, complemented by favorable pricing and, to a lesser extent, lower raw materials costs, partially offset by the initial flow through of tariffs. The increase in gross margin for the nine months ended September 28, 2025 was primarily driven by lower raw material costs, favourable pricing, and lower manufacturing costs, partially offset by the initial flow through of tariffs.

5.4.3 Selling, general and administrative expenses (SG&A)

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Sep 28, 2025	Sep 29, 2024	Variation	Sep 28, 2025	Sep 29, 2024	Variation

SG&A expenses	95.3	83.6	11.7	264.3	312.5	(48.2)
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters(1)	(0.2)	(5.5)	5.2	(2.2)	(82.3)	80.1
Adjusted SG&A expenses(2)	95.1	78.1	17.0	262.1	230.2	31.9
SG&A expenses as a percentage of net sales	10.5%	9.4%	1.1 pp	10.4%	12.8%	(2.4) pp
Adjusted SG&A expenses as a percentage of net sales(2)	10.4%	8.8%	1.6 pp	10.3%	9.4%	0.9 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the three months ended September 28, 2025, SG&A expenses were $95 million compared to $84 million in the same period last year. Excluding the charges related to the proxy contest and leadership changes and related matters, which were almost entirely incurred in the prior year, adjusted SG&A expenses remained at $95 million, or 10.4% of net sales, compared to $78 million or 8.8% of net sales for the comparable period last year. For the nine months ended September 28, 2025, were $264 million, down $48 million year over year. Excluding costs related to the proxy contest and leadership changes and related matters which were almost entirely incurred in the prior year, adjusted SG&A expenses were $262 million, or 10.3% of net sales, compared to $230 million or 9.4% of net sales, reflecting higher variable compensation and general and administrative expenses.

During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. The jobs credit was effective retroactively to January 1, 2024. The Company recognized $12 million for the three months ended September 28, 2025 (2024 - $7 million), and $32 million year-to-date (2024 - $24 million) as a reduction of SG&A expenses in the condensed interim consolidated statements of earnings and comprehensive income for this jobs credit.

QUARTERLY REPORT - Q3 2025 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.4 Restructuring and acquisition-related costs (recoveries)

	Three months ended			Nine months ended
(in $ millions)	Sep 28, 2025	Sep 29, 2024	Variation	Sep 28, 2025	Sep 29, 2024	Variation

Employee termination and benefit costs	—	—	—	3.6	—	3.6
Exit, relocation and other costs	1.0	1.2	(0.2)	7.6	4.4	3.2
Net loss (gain) on disposal, and write-downs of property, plant and equipment (PP&E), right-of-use assets and computer software related to exit activities	0.1	(0.1)	0.2	2.3	(5.4)	7.8
Acquisition-related transaction costs	18.2	—	18.2	18.9	—	18.9
Restructuring and acquisition-related costs (recoveries)	19.3	1.1	18.2	32.4	(1.0)	33.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Restructuring and acquisition-related costs for the nine months ended September 28, 2025 include $18.9 million of costs incurred in connection with the proposed HanesBrands acquisition (refer to note 4 of the condensed interim consolidated financial statements for additional information), $6.7 million of costs relating to the exit of third-party sewing contractor relationships in the south of Haiti, $4.0 million for the closure of a U.S. yarn-spinning facility, and other charges including costs relating to restructuring activities initiated in previous years. The $18.9 million in costs incurred in connection with the proposed HanesBrands acquisition are composed of the following: $10.3 million in legal and regulatory fees, $7.0 million in investment banking fees, and $1.6 million in due diligence fees. The Company has commitments for additional costs to be incurred after September 28, 2025 in connection with the proposed acquisition.

Restructuring and acquisition-related recoveries for the nine months ended September 29, 2024 related to the following: $5.4 million in gains on disposals primarily relating to the sublease of a closed distribution facility in the western United States, partially offset by costs of $4.4 million mainly related to the completion of previously initiated restructuring activities.

5.4.5 Operating income and adjusted operating income

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Sep 28, 2025	Sep 29, 2024	Variation	Sep 28, 2025	Sep 29, 2024	Variation

Operating income	192.1	192.9	(0.8)	521.2	439.3	82.0
Adjustments for:
Restructuring and acquisition-related costs (recoveries)(1)	19.2	1.1	18.2	32.3	(1.0)	33.4
Costs relating to proxy contest and leadership changes and related matters(1)	0.2	5.5	(5.3)	2.2	82.3	(80.1)
Adjusted operating income(2)	211.5	199.5	12.0	555.7	520.6	35.1
Operating margin	21.1%	21.7%	(0.6) pp	20.5%	17.9%	2.6 pp
Adjusted operating margin(2)	23.2%	22.4%	0.8 pp	21.9%	21.3%	0.6 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2025 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS
In the third quarter of 2025, the Company generated operating income of $192 million, or 21.1% of net sales, compared to $193 million, or 21.7% of net sales generated in the prior year, reflecting higher net sales and improved gross margins, offset by higher SG&A expenses and the impact of the merger agreement costs included in restructuring and acquisition-related costs. For the nine months ended September 28, 2025, the Company generated operating income of $521 million, or 20.5% of net sales, compared to operating income of $439 million or 17.9% of net sales last year. The increase in operating income reflected higher sales and gross margins, lower SG&A expenses due to the decrease in costs for the proxy contest and leadership changes and related matters, partially offset by the increase in restructuring and acquisition costs which included the merger agreement costs.

Adjusted operating income (which excludes restructuring and acquisition-related costs, and the aforementioned costs relating to proxy contest and leadership changes and related matters which were almost entirely incurred in the prior year) was $212 million or 23.2% of net sales in the third quarter of 2025, up $12 million and 80 basis points year over year. Adjusted operating income for the year to date was $556 million, or 21.9% of net sales, up $35 million and 60 basis points year over year, due to higher net sales and a higher adjusted operating margin. The increases in adjusted operating income were due to higher sales and the higher adjusted operating margins which reflected higher gross margins, partially offset by higher adjusted SG&A expenses as a percentage of net sales.

5.4.6 Financial expenses, net

	Three months ended			Nine months ended
(in $ millions)	Sep 28, 2025	Sep 29, 2024	Variation	Sep 28, 2025	Sep 29, 2024	Variation

Interest expense on financial liabilities recorded at amortized cost	26.6	23.0	3.6	76.2	57.1	19.1
Bank and other financial charges	6.8	5.7	1.0	18.0	16.6	1.4
Bridge facility commitment fees	9.3	—	9.3	9.3	—	9.3
Interest accretion on discounted lease obligations	1.3	1.2	0.1	4.0	3.5	0.5
Interest accretion on discounted provisions	0.1	0.1	—	0.4	0.3	—
Foreign exchange (gain) loss	(0.4)	0.1	(0.5)	(2.3)	(0.3)	(2.1)
Financial expenses, net	43.7	30.1	13.5	105.6	77.2	28.2
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in interest expense for the three and nine months ended September 28, 2025 of $4 million and $19 million, respectively, was mainly due to the impact of higher average borrowing levels, with the Company repurchasing 8.1 million shares over the past 12 months, partially offset by lower effective interest rates on our long-term debt. Bridge facility commitment fees of $9 million relate to the commitment and structuring fees under the bridge loan facility put in place at announcement of the proposed HanesBrands acquisition (refer to note 4 of the condensed interim consolidated financial statements for additional information) and which was terminated in the fourth quarter of 2025 upon closing of the $1.2 billion offering by the Company of senior unsecured notes which is expected to constitute part of the permanent financing for the HanesBrands acquisition. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

QUARTERLY REPORT - Q3 2025 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.7 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Sep 28, 2025	Sep 29, 2024	Variation	Sep 28, 2025	Sep 29, 2024	Variation

Income tax expense	28.2	31.3	(3.0)	72.9	93.5	(20.6)
Adjustments for:
Income tax (expense) recovery relating to restructuring charges and other adjustments	0.2	0.3	(0.2)	2.1	(0.2)	2.2
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	—	—	—	(11.5)	11.5
Adjusted income tax expense(3)	28.4	31.6	(3.2)	75.0	81.8	(6.8)

Earnings before income taxes	148.4	162.7	(14.3)	415.7	362.0	53.6
Adjustments(1)(4)	28.7	6.6	22.1	43.8	81.3	(37.5)
Adjusted earnings before income taxes(3)	177.1	169.3	7.8	459.5	443.3	16.2

Average effective income tax rate(2)	19.0%	19.2%	(0.2) pp	17.5%	25.8%	(8.3) pp
Adjusted effective income tax rate(3)	16.0%	18.7%	(2.7) pp	16.3%	18.5%	(2.2) pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(3) Adjusted income tax expense and adjusted earnings before income tax are non-GAAP financial measures, and adjusted effective income tax rate is a non-GAAP ratio calculated as adjusted income tax expense divided by adjusted earnings before income taxes. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(4) Adjustments for the three and nine months ended September 28, 2025 of $28.7 million and $43.8 million, respectively, mainly include restructuring and acquisition-related costs, as well as bridge facility commitment fees and costs relating to proxy contest and leadership changes and related matters. Adjustments for the three and nine months end September 29, 2024 of $6.6 million and $81.3 million, respectively, mainly include costs relating to proxy contest and leadership changes and related matters, partially offset by restructuring and acquisition-related recoveries.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the nine months ended September 28, 2025, income tax expense was $72.9 million, compared to $93.5 million in the same period last year. The decrease compared to the same period last year was mainly due to a deferred income tax charge of $11.5 million in fiscal 2024, for the revaluation of deferred tax assets and liabilities in Barbados as a result of the tax measures enacted by the Government of Barbados in the second quarter of fiscal year 2024.

The decrease in the effective income tax rate on a GAAP basis for the nine months ended September 28, 2025 compared to the same period last year (from 25.8% to 17.5%) was mainly due to the impact of $82.3 million in costs incurred in Canada in 2024 relating to the proxy contest, and leadership changes and related matters, compared to $30 million in costs incurred in Canada in 2025, for acquisition-related transaction costs, commitment fees, and proxy contest and leadership changes and related matters, whereby these charges did not yield any tax benefit in Canada.

QUARTERLY REPORT - Q3 2025 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.5 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended			Nine months ended
(in $ millions, except per share amounts)	Sep 28, 2025	Sep 29, 2024	Variation	Sep 28, 2025	Sep 29, 2024	Variation

Net earnings	120.2	131.5	(11.3)	342.8	268.5	74.2
Adjustments for:
Restructuring and acquisition-related costs (recoveries)(1)	19.2	1.1	18.2	32.3	(1.0)	33.4
Bridge facility commitment fees(1)	9.3	—	9.3	9.3	—	9.3
Costs relating to proxy contest and leadership changes and related matters(1)	0.2	5.5	(5.3)	2.2	82.3	(80.1)
Income tax expense relating to the above-noted adjustments	(0.2)	(0.3)	0.2	(2.1)	0.2	(2.2)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities	—	—	—	—	11.5	(11.5)
Adjusted net earnings(2)	148.7	137.8	10.9	384.5	361.5	23.0

Basic EPS	0.81	0.82	(0.01)	2.28	1.62	0.66
Diluted EPS	0.80	0.82	(0.02)	2.27	1.62	0.65
Adjusted diluted EPS(2)	1.00	0.85	0.15	2.55	2.18	0.37
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decrease in GAAP net earnings for the three months ended September 28, 2025 compared to the same period last year was mainly due to the decrease in operating income and higher financial expenses, partly offset by lower income tax expenses. The increase in GAAP net earnings for the nine months ended September 28, 2025 resulted from the increase in operating income and lower income tax expenses, partly offset by higher financial expenses. The increase in adjusted net earnings for the third quarter and the first nine months of 2025 compared to the same period in the prior year was mainly due to the increase in adjusted operating income, as well as a lower adjusted income tax expense, partly offset by higher financial expenses. Year over year changes in GAAP diluted EPS and adjusted diluted EPS reflect the benefit of share repurchase net of the related additional financing expenses.

QUARTERLY REPORT - Q3 2025 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	Sep 28, 2025	Dec 29, 2024	Variation

Cash and cash equivalents	112.6	98.8	13.8
Trade accounts receivable	723.9	542.4	181.5
Inventories	1,248.0	1,110.6	137.4
Prepaid expenses, deposits and other current assets	140.4	107.0	33.4
Accounts payable and accrued liabilities	(585.2)	(490.1)	(95.2)
Income tax payable	(51.5)	(29.7)	(21.8)
Current portion of lease obligations	(21.2)	(17.7)	(3.4)
Current portion of long-term debt	(450.0)	(300.0)	(150.0)
Total working capital(1)	1,117.0	1,021.3	95.7
Current ratio(2)	2.0	2.2	n.m.
n.m. = not meaningful
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Current ratio is defined as current assets divided by current liabilities.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to higher days sales outstanding (DSO) as a result of longer payment terms, as well as the impact of seasonally higher sales.

•The increase in inventories was mainly due to higher finished goods inventories mainly due to higher volumes, and the impact of reciprocal tariffs, as well as increases in raw material and work-in-progress volumes to support new programs.
•The increase in prepaid expenses, deposits and other current assets is mainly due to higher supplier advances, partially offset by lower derivative financial instrument assets.

•The increase in accounts payable and accrued liabilities was mainly due to the impact of reciprocal tariffs, higher raw material and other purchases resulting from higher production levels, higher accrued interest on outstanding debt, partially offset by the payment of the 2024 share buyback tax.

•The increase in current portion of long-term debt is due to the reclassification of terms loans and private notes from long-term to short-term, partially offset by the repayment of the delayed draw term loan on March 19, 2025.

•Working capital was $1,116.9 million as at September 28, 2025, compared to $1,021.3 million as at December 29, 2024. The current ratio at the end of the third quarter of fiscal 2025 was 2.0, compared to 2.2 at the end of fiscal 2024.

QUARTERLY REPORT - Q3 2025 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS
6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill

Balance, December 29, 2024	1,173.2	95.6	253.3	271.7
Additions	78.8	14.5	5.6	—
Depreciation and amortization	(87.0)	(11.6)	(9.5)	—
Net carrying amounts of disposals and write-downs	(3.7)	(0.2)	(4.3)	—
Balance, September 28, 2025	1,161.3	98.3	245.1	271.7
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The decrease in property, plant and equipment mainly reflects the impact of depreciation, largely offset by capital expenditures related to textile and sewing manufacturing operations, as well as modernization of yarn facilities obtained through the acquisition of Frontier Yarns in December 2021.

•The slight increase in right-of-use assets mainly reflects the impact of manufacturing and distribution facility lease agreements and renewals entered into during the first nine months of fiscal 2025, partially offset by the impact of depreciation.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The decrease in intangible assets mainly reflects the amortization of $9.5 million, and the write-off of certain software intangible assets.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	Sep 28, 2025	Dec 29, 2024	Variation

Deferred income tax assets	19.6	21.8	(2.2)
Other non-current assets	51.5	40.8	10.6
Long-term debt	(1,304.2)	(1,235.9)	(68.4)
Lease obligations	(96.1)	(99.7)	3.6
Deferred income tax liabilities	(23.8)	(28.6)	4.8
Other non-current liabilities	(52.1)	(56.8)	4.8
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The increase in other non-current assets is mainly due to an increase in the fair value of derivative financial instrument assets, as well as debt issuance fees related to the notes issuance (refer to note 4 of the condensed interim consolidated financial statements for additional information) and costs attributable to the equity issuance related to the future closing of the HanesBrands acquisition.

•See section 8.0 of this MD&A entitled “Liquidity and capital resources” and subsection 7.4 of this MD&A entitled "Cash flows from (used in) financing activities", for the discussion on long-term debt.

•Other non-current liabilities include provisions, employee benefit obligations and certain derivative financial instrument liabilities.

QUARTERLY REPORT - Q3 2025 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended			Nine months ended
(in $ millions)	Sep 28, 2025	Sep 29, 2024	Variation	Sep 28, 2025	Sep 29, 2024	Variation

Net earnings	120.2	131.5	(11.3)	342.8	268.5	74.2
Adjustments for:
Depreciation and amortization	37.1	36.5	0.6	105.1	104.9	0.2
(Gain) Loss on disposal of PP&E and right-of-use assets	4.3	—	4.3	4.2	—	4.2
Deferred income taxes	(2.5)	1.9	(4.4)	(1.2)	14.9	(16.1)
Share-based compensation	17.6	8.4	9.2	36.0	51.6	(15.6)
Other	11.5	4.8	6.7	12.6	(28.4)	41.0
Changes in non-cash working capital balances	35.6	(4.9)	40.5	(229.5)	(120.7)	(108.8)
Cash flows from operating activities	223.8	178.2	45.6	270.0	290.8	(20.8)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows from operating activities were $270 million for the nine months ended September 28, 2025, compared to cash flows from operating activities of $291 million in the corresponding period last year. The decrease was mainly due to the impact of a higher increase in non-cash working capital, as explained below, partially offset by the impact of higher net earnings.

•Non-cash working capital increased by $230 million during the nine months ended September 28, 2025, compared to an increase of $121 million during the nine months ended September 29, 2024. The higher increase was mainly due to a higher increase in inventories, an increase in prepaid expenses, deposits and other current assets compared to a decrease in the same period last year, partially offset by a higher increase in accounts payable and accrued liabilities, as well as a lower increase in trade accounts receivable. See section 6.1 “Current assets and current liabilities” for additional explanations on the variances between December 30, 2024 and September 28, 2025 impacting non-cash working capital.

QUARTERLY REPORT - Q3 2025 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.2 Cash flows from (used in) investing activities

	Three months ended			Nine months ended
(in $ millions)	Sep 28, 2025	Sep 29, 2024	Variation	Sep 28, 2025	Sep 29, 2024	Variation

Purchase of property, plant and equipment	(21.8)	(28.4)	6.6	(77.1)	(106.1)	29.0
Purchase of intangible assets	(2.4)	(1.2)	(1.2)	(4.8)	(3.7)	(1.1)
Proceeds from disposal of assets held for sale, and other disposals of PP&E	0.7	0.3	0.4	0.9	0.5	0.4
Cash flows used in investing activities	(23.5)	(29.3)	5.8	(81.0)	(109.3)	28.3
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in investing activities were $81 million for the nine months ended September 28, 2025, compared to cash flows used in investing activities of $109 million in the corresponding period last year. The change was mainly due to planned lower capital expenditures in 2025 following the completion of the first textile and sewing complex in Bangladesh.

•Capital expenditures1 for the nine months ended September 28, 2025 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill".

7.3 Free cash flow

	Three months ended			Nine months ended
(in $ millions)	Sep 28, 2025	Sep 29, 2024	Variation	Sep 28, 2025	Sep 29, 2024	Variation

Cash flows from operating activities	223.9	178.2	45.7	269.9	290.9	(21.0)
Cash flows used in investing activities	(23.5)	(29.3)	5.8	(81.0)	(109.3)	28.3
Adjustment for:
Business acquisitions	—	—	—	—	—	—
Free cash flow(1)	200.4	148.9	51.5	188.9	181.6	7.3
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The year over year increase in free cash flow of $7 million for the nine months ended September 28, 2025 was mainly due to a $21 million decrease in operating cash flows, partially offset by lower cash flows used in investing activities (as explained in section 7.2. of this MD&A entitled "Cash flows from (used in) investing activities").

(1) Capital expenditures include purchases of property, plant and equipment and intangible assets.
QUARTERLY REPORT - Q3 2025 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.4 Cash flows from (used in) financing activities

	Three months ended			Nine months ended
(in $ millions)	Sep 28, 2025	Sep 29, 2024	Variation	Sep 28, 2025	Sep 29, 2024	Variation

Increase (decrease) in amounts drawn under revolving long-term bank credit facility	(80.0)	(40.0)	(40.0)	—	194.0	(194.0)
Proceeds from term loan	—	300.0	(300.0)	—	300.0	(300.0)
Proceeds from issuance of Senior unsecured notes	—	—	—	486.3	—	486.3
Repayment of delayed draw term loan	—	—	—	(300.0)	—	(300.0)
Bridge facility commitment fees	(9.3)	—	(9.3)	(9.3)	—	(9.3)
Payment of lease obligations	(5.8)	(3.9)	(1.9)	(14.7)	(10.7)	(4.0)
Dividends paid	(33.6)	(32.9)	(0.7)	(102.0)	(102.1)	0.1
Proceeds from the issuance of shares	0.4	4.9	(4.5)	9.7	6.5	3.2
Repurchase and cancellation of shares	(45.5)	(371.5)	326.0	(183.5)	(540.7)	357.2
Share repurchases for settlement of non-Treasury RSUs	—	(8.1)	8.1	(25.8)	(22.0)	(3.8)
Payment of tax on shares repurchased for cancellation under normal course issuer bid (NCIB) program	—	—	—	(14.9)	—	(14.9)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	—	(9.4)	9.4	(21.3)	(17.6)	(3.7)
Cash flows used in financing activities	(173.8)	(160.9)	(12.9)	(175.5)	(192.6)	17.1
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in financing activities for the nine months ended September 28, 2025 of $176 million (2024 - $193 million) were mainly related to the repurchase and cancellation of common shares under the NCIB programs as discussed in section 8.7 of this MD&A, the payment of dividends, and funds used for the settlement of the stock-based awards vesting during the quarter, largely offset by net cash inflows relating to long-term debt.

QUARTERLY REPORT - Q3 2025 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and the payment of dividends and share repurchases, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model. In addition, we have used excess cash to repurchase shares under normal course issuer bid programs.

The Company has set a net debt leverage target ratio2 of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. Upon the closing of the HanesBrands acquisition, we expect that our net debt leverage ratio will exceed our stated target range. Accordingly, we have paused our share repurchases since the announcement of the proposed HanesBrands acquisition, and we expect share repurchases to resume upon return of the net debt leverage ratio to the midpoint of the target range. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities, as well as our ability to obtain additional debt financing if required, will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital requirements and projected capital expenditures (which are currently planned to be at levels close to 5% of net sales during the next three years), as well as for returning capital to shareholders through dividends and continued share repurchases in line with our leverage framework and value considerations. Refer to note 25 of the audited annual consolidated financial statements for the year ended December 29, 2024 for a discussion on the Company’s liquidity risk.

(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.

QUARTERLY REPORT - Q3 2025 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.2 Long-term debt and net debt and net debt leverage ratio

The Company's long-term debt as at September 28, 2025 is described below:

	Effective interest rate(1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		Sep 28, 2025	Dec 29, 2024
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	6.0%	—	—	Mar 2030
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	358.7	347.1	Nov 2029
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	143.5	138.8	Nov 2031
Senior unsecured Canadian notes, Series 3, interest at CORRA plus 1.26%, payable quarterly	5.8%	107.6	—	Mar 2028
Senior unsecured Canadian notes, Series 4, interest at fixed rate of 3.630%, payable semi-annually	5.8%	143.5	—	Mar 2028
Senior unsecured Canadian notes, Series 5, interest at fixed rate of 4.149%, payable semi-annually	5.6%	251.1	—	Nov 2030
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	n/a	—	300.0	Jun 2026
Term loan, interest at variable U.S. interest rate, payable monthly(5)	6.0%	300.0	300.0	Aug 2029
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(6)	n/a	—	100.0	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(6)(7)	n/a	—	50.0	Aug 2026
		1,304.4	1,235.9
Current portion of long-term debt
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	5.1%	300.0	—	Jun 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(6)	2.9%	100.0	—	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(6)(7)	2.9%	50.0	—	Aug 2026
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(2)(4)(8)	n/a	—	300.0	n/a
		450.0	300.0
Long-term debt (including current portion)		1,754.4	1,535.9
n/a = not applicable
(1)Represents the annualized effective interest rate for the nine months ended September 28, 2025, including the impact of interest rate swaps, and cross currency interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $9.8 million (December 29, 2024 - $10.8 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments). The term loan matures on June 30, 2026.
(5)The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances at adjusted Term SOFR (includes a 0.10% reference rate adjustment) plus a spread ranging from 1% to 2% based on the Company's total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(6)The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(7)Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.
(8)The DDTL was fully repaid on March 19, 2025.

QUARTERLY REPORT - Q3 2025 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS
On August 30, 2024, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and provides for a spread added to the adjusted Term SOFR which is based on the total net debt to EBITDA ratio (as defined in the term loan agreement).

On November 22, 2024, the Company issued at par, 4.362% Series 1 senior unsecured notes ("Series 1 Canadian notes") with a principal amount of $500 million in Canadian dollars ($357.1 million in U.S. dollars), which will mature on November 22, 2029. Additionally, on the same date, the Company issued at par, 4.711% Series 2 senior unsecured notes ("Series 2 Canadian notes") with a principal amount of $200 million in Canadian dollars ($142.9 million in U.S. dollars), which will mature on November 22, 2031. The notes were offered in Canada on a private placement basis.

The Series 1 Canadian notes and Series 2 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the combined principal at US$500 million and the interest at 5.49% and 5.765% respectively. Interest on these senior unsecured Canadian notes is payable semi-annually.

On March 13, 2025, the Company issued floating rate Series 3 senior unsecured notes ("Series 3 Canadian notes") with a principal amount of $150 million in Canadian dollars ($104 million in U.S. dollars), which will mature on March 13, 2028. The Series 3 floating rate notes were issued at par and bear interest at a rate equal to the daily compounded CORRA plus 1.26% annually. On the same date, the Company issued at par, 3.630% Series 4 senior unsecured notes ("Series 4 Canadian notes") with a principal amount of $200 million in Canadian dollars ($139 million in U.S. dollars), which will mature on March 13, 2028. Additionally, on the same date, the Company issued 4.149% Series 5 senior unsecured notes ("Series 5 Canadian notes") with a principal amount of $350 million in Canadian dollars ($243 million in U.S. dollars), which will mature on November 22, 2030. The notes were offered in Canada on a private placement basis.

The Series 3 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$104 million and converts the interest payment to SOFR plus 1.405%.

The Series 4 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$139 million. The Series 4 notes also have a fixed-to-floating interest rate swap to convert the fixed interest rate to SOFR plus 1.425%.

The Series 5 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$243 million and the interest at 5.635%.

All of these hedging instruments relating to the Senior unsecured notes are for the same duration as the hedged note.

Under the terms of the revolving facility, term loan facilities and U.S. private notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at September 28, 2025. The Company expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

In connection with the proposed HanesBrands acquisition (please refer to note 4 of the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 28, 2025 for additional information), on August 13, 2025, the Company entered into a debt commitment letter providing for certain debt financing, the proceeds of which are expected to be used, to fund the cash portion of the consideration for the HanesBrands acquisition, repay certain of HanesBrands' existing indebtedness and pay expenses incurred in connection with the acquisition. The financing was initially comprised of a bridge facility in an aggregate principal amount of $1.2 billion and term loans in an aggregate principal amount of $1.1 billion, consisting of $500 million of 2-year term loans and $600 million of 3-year term loans (the “New Term Loan Facility”). On September 10, 2025, the Company entered into a joinder to the debt commitment letter pursuant to which a portion of the commitments in respect of the bridge facility and New Term Loan Facility were syndicated to certain other financial institutions. The bridge facility commitment was subsequently terminated in the fourth quarter of 2025 upon closing of the offering by the Company of $1.2 billion aggregate principal amount of senior unsecured notes (which offering is further described below). The New Term Loan Facility is expected to be available for borrowing on closing of the HanesBrands acquisition. In the event that the HanesBrands acquisition does not close, the New Term Loan Facility will be cancelled.

QUARTERLY REPORT - Q3 2025 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS
The New Term Loan Facility bears interest, at the Company's option, at Term SOFR plus a 0.10% adjustment plus an applicable margin of 1.45% to 1.58%, which applicable margin varies depending on the Company's public debt ratings. The 2-year term loans will mature two years after closing of the New Term Loan Facility and the 3-year term loans will mature three years after closing of the New Term Loan Facility. The term loans will include covenants substantially similar to those under Gildan’s existing credit agreements.

In addition, on September 16, 2025, the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1 billion to $1.2 billion. The increase in the revolving commitments is subject to the closing of the HanesBrands acquisition.

Subsequent to quarter end, on October 7, 2025, the Company issued 4.700% Series 1 U.S. senior unsecured notes ("Series 1 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2030. Additionally, on the same date, the Company issued 5.400% Series 2 U.S. senior unsecured notes ("Series 2 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2035. The notes were offered in the Unites States of America on a private placement basis. Accordingly, the bridge facility commitment was terminated upon the closing of the offering of the Series 1 and Series 2 U.S. notes.

The Company intends to use the net proceeds of the Series 1 U.S. notes and Series 2 U.S. notes together with cash on hand and proceeds of the New Term Loan Facilities to fund the cash consideration for the HanesBrands acquisition, repay a majority of HanesBrands existing indebtedness, and pay transaction fees and expenses related to the acquisition and related financings. The Series 1 U.S. notes and Series 2 U.S. notes will be subject to a special mandatory redemption provision, which provides that if (i) the acquisition of HanesBrands by Gildan is not consummated on or prior to the later of (x) May 20, 2026 and (y) the date that is five business days after any later date to which the parties to the Merger Agreement may agree to extend the “End Date” in the Merger Agreement (such later date, the “Special Mandatory Redemption End Date”), (ii) the Merger Agreement is terminated and the acquisition of HanesBrands by Gildan has not been consummated or (iii) Gildan notifies the trustee under the indenture governing the U.S. notes in writing that it has determined that the acquisition of HanesBrands by Gildan will not be consummated prior to the Special Mandatory Redemption End Date or at all, then Gildan will be required to redeem all of the outstanding Series 1 U.S. notes and Series 2 U.S. notes no later than 30 days after the sending of the notice of the occurrence of the Special Mandatory Redemption Event to the holders of Series 1 U.S. notes and Series 2 U.S. notes, at a special mandatory redemption price equal to 101% of the aggregate principal amount of the applicable notes plus accrued and unpaid interest, if any, to, but excluding, the date of such special mandatory redemption. The Company has commitments for additional costs to be incurred after September 28, 2025 in connection with the proposed acquisition.

(in $ millions)	Sep 28, 2025	Dec 29, 2024

Long-term debt (including current portion)	1,754.2	1,535.9
Bank indebtedness	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	(17.9)	14.1
Lease obligations (including current portion)	117.3	117.4
Total debt(1)	1,853.6	1,667.4
Cash and cash equivalents	(112.6)	(98.8)
Net debt(1)	1,741.0	1,568.6
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2025 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS
The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A. Gildan’s net debt leverage ratio as at September 28, 2025 was 2.0 times (1.9 times at December 29, 2024) which was within the Company's target range of 1.5 times to 2.5 times. The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	Sep 28, 2025	Dec 29, 2024

Adjusted EBITDA for the trailing twelve months(1)	869.2	833.8
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	869.2	833.8
Net debt(1)	1,740.9	1,568.6
Net debt leverage ratio(1)(2)	2.0	1.9
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its term loans and revolving facility was 2.1x and for purposes of U.S. private placement notes was 2.2x at September 28, 2025.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in each of the Company's revolving long-term bank credit facility, term loans and note purchase agreements and their amendments) vary from the definition of the Company’s non-GAAP ratio and non-GAAP financial measures “net debt leverage ratio” and “adjusted EBITDA” respectively, as presented in this MD&A in certain respects. The definitions in the loan and note purchase agreements include letters of credit in net debt, exclude certain cash balances, and are based on accounting for all leases as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with IFRS 16 Leases. In addition, adjustments permitted to EBITDA in the loan and note purchase agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, our total net debt to EBITDA ratio for purposes of our term loans and revolving facility was 2.1x (2.0x at December 29, 2024), and for purposes of our U.S. private placement note agreements was 2.2x at September 28, 2025 (2.2x at December 29, 2024).

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.3 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth the maturity of our contractual obligations by period as at September 28, 2025.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	585.2	585.2	585.2	—	—	—
Long-term debt(1)	1,754.2	1,754.2	450.0	251.1	658.6	394.5
Interest obligations(2)	—	330.2	91.8	142.4	84.4	11.6
Purchase and other obligations(3)	—	451.1	300.6	122.2	13.7	14.6
Lease obligations	117.3	136.4	30.4	45.1	27.1	33.8
Total contractual obligations	2,456.7	3,257.1	1,458.0	560.8	783.8	454.5
(1) See Section 8.2 "Long-term debt and net debt and net debt leverage ratio" for additional details on the Company's long-term debt (including the current portion thereof).
(2) Interest obligations include expected interest payments on long-term debt as at September 28, 2025 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at September 28, 2025 to the currently established maturity dates. These amounts include the effects of the hedging instruments.
(3) Purchase and other obligations includes commitments to purchase raw materials and equipment, as well as minimum royalty obligations and other contractual commitments.

QUARTERLY REPORT - Q3 2025 P.28

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company also has commitments related to the proposed HanesBrands acquisition, that are not included in the commitment table above.

As disclosed in note 23 to our fiscal 2024 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of our subsidiaries do not perform their contractual obligations. As at September 28, 2025, the maximum potential liability under these guarantees was $81 million, of which $21 million was for surety bonds and $60 million was for financial guarantees and standby letters of credit.

8.4 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at September 28, 2025, the Company’s outstanding derivative financial instruments (most of which are designated as effective instruments) consist of foreign exchange and commodity forward, option, cross currency and interest rate swap contracts on senior notes, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loans and unsecured notes. For more information about our derivative financial instruments, please refer to notes 10 and 11 to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 28, 2025.

8.5 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at October 24, 2025, there were 149,074,298 common shares issued and outstanding along with 1,769,031 dilutive restricted share units (Treasury RSUs) outstanding. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, subject to the attainment of performance conditions, without any monetary consideration being paid to the Company. Treasury RSUs are primarily used as part of special long-term plans, to attract candidates or for retention purposes, and their vesting conditions, including any performance objectives, and are determined by the Board of Directors at the time of grant.

As part of the non-cash estimated share consideration for the proposed HanesBrands acquisition, the Company expects to issue approximately 36.1 million common shares, which is based on 0.102 common shares of the Company to be issued for each HanesBrands share of common stock on 353.8 million shares of HanesBrands common stock outstanding on September 28, 2025.

8.6 Declaration of dividend

On October 28, 2025, the Board of Directors declared a cash dividend of $0.226 per share for an expected aggregate payment of $34 million which will be paid on December 15, 2025 on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on November 19, 2025. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenant and repayment obligations, capital requirements, the macro-economic environment, and present and future regulatory and legal restrictions.

The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

QUARTERLY REPORT - Q3 2025 P.29

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.7 Normal course issuer bid (NCIB)

On July 31, 2024, the Company received approval from the TSX to renew its NCIB program to purchase for cancellation, during the period commencing on August 9, 2024 and ending on August 8, 2025, a maximum of 16,106,155 common shares, representing approximately 10% of the Company's public float, as at July 26, 2024 (the reference date for the renewed NCIB). Under the NCIB, the Company was authorized to make purchases by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative U.S. or Canadian trading systems if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares.

A share buyback tax of 2% was enacted in Canada during the second quarter of 2024. The share buyback tax is charged to retained earnings.

During the nine months ended September 28, 2025, the Company repurchased for cancellation a total of 3,749,900 common shares under its NCIB program for total costs of $186 million (including $3.3 million of taxes on share repurchases), of which $7 million was charged to share capital and the balance was charged to retained earnings. As discussed in section 8.1 "Capital allocation framework" of this MD&A, in connection with the proposed HanesBrands acquisition, we have paused our share repurchases until our net debt leverage ratio returns to the midpoint of the target range. As such the NCIB program, which expired on August 8, 2025, has not been renewed.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

We record a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. We review these matters at least quarterly and adjust these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.

10.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 25 of the audited annual consolidated financial statements for the year ended December 29, 2024 for additional details, and for more information about our derivative financial instruments, please refer to notes 10 and 11 of the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 28, 2025.

11.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our material accounting policies are described in note 3 to our fiscal 2024 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

QUARTERLY REPORT - Q3 2025 P.30

MANAGEMENT'S DISCUSSION AND ANALYSIS
11.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•Determination of cash-generating units (CGUs)
•Income taxes

12.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

12.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 28, 2025 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 28, 2025 as those disclosed in note 3 of its fiscal 2024 audited annual consolidated financial statements.

12.2 New accounting standards and interpretations not yet applied

IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance-linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt only the amendments to the classification of financial assets. The Company is currently evaluating the potential impact of these amendments on its consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.

13.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

Changes in internal controls and procedures
There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on June 30, 2025 and ended on September 28, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

QUARTERLY REPORT - Q3 2025 P.31

MANAGEMENT'S DISCUSSION AND ANALYSIS

14.0 RISKS AND UNCERTAINTIES

In note 25 of our 2024 audited annual consolidated financial statements we describe certain risks related to financial instruments and in our 2024 Annual MD&A under the section “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2024 Annual MD&A include:

•Our ability to implement our growth strategies and plans
•Our ability to compete effectively
•Our ability to integrate acquisitions
•We may be negatively impacted by changes in general economic and financial conditions
•We rely on a small number of significant customers
•Our customers do not commit to purchase minimum quantities
•Our ability to anticipate, identify, or react to changes in consumer preferences and trends
•Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
•We rely on key suppliers
•We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
•Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
•We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
•Factors or circumstances that could increase our effective income tax rate
•Compliance with environmental and health and safety regulations
•Global climate change could have an adverse impact on our business
•Compliance with product safety regulations
•We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
•We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
•Our ability to protect our intellectual property rights
•We rely significantly on our information systems for our business operations
•We may be negatively impacted by data security breaches or data privacy violations
•Rapid developments in artificial intelligence (AI) could adversely impact our business
•We depend on key management and our ability to attract and/or retain key personnel

In addition, we are also subject to the various risks and uncertainties relating to the proposed acquisition of HanesBrands, including risks relating to the timing and completion of the acquisition, the realization of anticipated benefits and synergies of the proposed acquisition and the timing and quantum thereof; the success of integration plans and the time required to successfully integrate the combined business; the focus of management time and attention on the proposed acquisition and other potential disruptions arising from the transaction; and potential undisclosed liabilities not identified during the due diligence process.

See section 3.4 “Recent Events” for a discussion on the tariffs imposed by the U.S. administration and related risks and uncertainties.

QUARTERLY REPORT - Q3 2025 P.32

MANAGEMENT'S DISCUSSION AND ANALYSIS

15.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES AND RELATED RATIOS

We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. The terms and definitions of the non-GAAP financial measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures and related ratios
In this MD&A we use non-GAAP financial measures including adjusted net earnings, adjusted earnings before income taxes, adjusted income tax expense, adjusted gross profit, adjusted SG&A expenses, adjusted operating income, adjusted EBITDA, as well as non-GAAP ratios including adjusted diluted EPS, adjusted effective income tax rate, adjusted gross margin, adjusted SG&A expenses as a percentage of net sales, and adjusted operating margin. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating and financial performance, and because we believe such measures provide meaningful information on the Company’s operating and financial performance and financial condition. Excluding these items does not imply they are non-recurring. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recoveries)
Restructuring and acquisition-related costs (recoveries) are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. For the three and nine months ended September 28, 2025, restructuring and acquisition-related costs of $19.2 million and $32.3 million, respectively, (2024 - $1.1 million and $1.0 million (recovery)), were recognized. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs (recoveries)” in this MD&A contains a detailed discussion of these costs.

QUARTERLY REPORT - Q3 2025 P.33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) announced the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024, Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. The Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the "CGSRC") recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board. In light of the strong shareholder support received for its successful campaign and the fact that the Refreshed Board resigned in advance of the Annual Meeting, the CGSRC also recommended to the New Board, and the New Board approved, the reimbursement of Browning West’s legal and other advisory expenses relating to the proxy contest, in the amount of $9.4 million in the second quarter of 2024.

The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $0.2 million and $2.2 million for the three and nine months ended September 28, 2025 (2024 - $5.5 million and $82.3 million), respectively, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges is included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

	Three months ended		Nine months ended
(in $ millions)	Sep 28, 2025	Sep 29, 2024	Sep 28, 2025	Sep 29, 2024

Advisory fees on shareholder matters(1)	0.4	2.5	2.1	35.8
Severance and other termination benefits(2)	—	—	—	21.6
Compensation expenses relating to Glenn Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer(3)	—	—	—	8.9
Incremental costs relating to the Previous Board and Refreshed Board(4)	—	1.4	0.1	8.8
Costs relating to assessing external interests in acquiring the Company(5)	—	—	—	3.0
Special retention awards, net of jobs credit(6)	(0.2)	1.6	—	4.2
Costs relating to proxy contest and leadership changes and related matters	0.2	5.5	2.2	82.3

QUARTERLY REPORT - Q3 2025 P.34

MANAGEMENT'S DISCUSSION AND ANALYSIS
(1) Relates to advisory, legal and other expenses for the proxy contest and shareholder matters. Charges incurred during the three and nine months ended September 28, 2025 of $0.4 million and $2.1 million, respectively, (2024 - $2.5 million and $35.8 million), include:

–$0.4 million and $2.1 million for the three and nine months ended September 28, 2025, respectively, (2024 - $2.5 million and $26.4 million), of advisory, legal and other fees and expenses related to the proxy contest and shareholder matters. The 2024 charges were incurred mainly at the direction of the Previous Board and the Refreshed Board; and
–$9.4 million of accrued expenses in the second quarter of 2024 for the reimbursement of advisory, legal and other fees and expenses incurred by Browning West in relation to the proxy contest (refer to note 9(c)) of the condensed interim consolidated financial statements for additional information).

(2) Relates to the payout of severance and other termination benefits to Mr. Tyra and Mr. Bajaj pursuant to existing severance arrangements approved and made by the Refreshed Board in the context of the proxy contest, just prior to its conclusion in May 2024. The cash payouts in the second quarter of 2024 for severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. The respective charges included in selling, general and administrative expenses during the second quarter of 2024 totaled $21.6 million (of which $14.1 million was for Mr. Tyra and $7.5 million was for Mr. Bajaj), and included $12.3 million for accelerated vesting of share-based awards as well as $9.3 million in other termination benefits for these executives.

(3) Salary and other accrued benefits related to back-pay as part of the reinstatement of Mr. Chamandy by the New Board in Q2 2024, including the reinstatement of share-based awards which had been canceled by the Previous Board. Net charges incurred during the three and nine months ended September 29, 2024 of nil and $8.9 million, respectively, included:

–nil and $1.7 million, respectively, for backpay and accruals for short-term incentive plan benefits;
–nil and $14.6 million, respectively, of stock-based compensation expense for past service costs related to the reinstatement of Mr. Chamandy’s 2022 and 2023 long-term incentive program (LTIP) grants (for which a reversal of compensation expense of approximately $6.0 million was recorded in the fourth quarter of fiscal 2023);
–nil and $2.4 million, respectively, of stock-based compensation expense adjustments relating to Mr. Chamandy’s 2021 LTIP share-based grant which vested in 2024; and
–The reversal of a $9.8 million accrual for severance in the second quarter of 2024 (which had been accrued for in the fourth quarter of 2023), as Mr. Chamandy forfeited any termination benefit entitlement in connection with the award of back-pay and reinstatement of canceled share-based awards as noted above.

(4) The Company incurred nil and $0.1 million (2024 - $1.4 million and $8.8 million), respectively, of incremental costs relating to the Previous Board and Refreshed Board. The fiscal 2025 charge relates to the increase in the value of unpaid deferred share units (DSUs). The fiscal 2024 charges includes nil and $4.8 million, respectively, for a Directors and Officers run off insurance policy, $0.2 million and $0.6 million, respectively, for special board meeting fee payments, and $1.2 million and $3.4 million, respectively, for the increase in value of the deferred share units (DSU) liability.

(5) Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company.

(6) Stock-based compensation recoveries of $0.2 million and nil for the three and nine months ended September 28, 2025 (2024 - $1.6 million and $4.2 million), relating to special retention awards, net of jobs credit.

QUARTERLY REPORT - Q3 2025 P.35

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees (new in 2025) and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, except per share amounts)	Sep 28, 2025	Sep 29, 2024	Sep 28, 2025	Sep 29, 2024

Net earnings	120.2	131.5	342.8	268.5
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	19.2	1.1	32.3	(1.0)
Costs relating to proxy contest and leadership changes and related matters	0.2	5.5	2.2	82.3
Bridge facility commitment fees	9.3	—	9.3	—
Income tax (recovery) expense relating to restructuring charges and other items above	(0.2)	(0.3)	(2.1)	0.2
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	—	—	11.5
Adjusted net earnings	148.7	137.8	384.5	361.5

Basic EPS	0.81	0.82	2.28	1.62
Diluted EPS	0.80	0.82	2.27	1.62
Adjusted diluted EPS(1)	1.00	0.85	2.55	2.18
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2025 P.36

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings before income taxes. Adjusted earnings before income taxes excludes restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, the impact of costs relating to proxy contest and leadership changes and related matters, and bridge facility commitment fees (new in 2025). Adjusted income tax expense is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income tax expense relating to restructuring charges and other pretax adjustments noted above. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 28, 2025	Sep 29, 2024	Sep 28, 2025	Sep 29, 2024

Earnings before income taxes	148.4	162.7	415.7	362.0
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	19.2	1.1	32.3	(1.0)
Costs relating to proxy contest and leadership changes and related matters	0.2	5.5	2.2	82.3
Bridge facility commitment fees	9.3	—	9.3	—
Adjusted earnings before income taxes	177.1	169.3	459.5	443.3

Income tax expense	28.2	31.3	72.9	93.5
Adjustments for:
Income tax recovery (expense) relating to restructuring charges and other adjustments above	0.2	0.3	2.1	(0.2)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	—	—	(11.5)
Adjusted income tax expense	28.4	31.6	75.0	81.8
Average effective income tax rate(1)	19.0%	19.2%	17.5%	25.8%
Adjusted effective income tax rate(2)	16.0%	18.7%	16.3%	18.5%
(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2025 P.37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of the net insurance gains in fiscal 2023. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the item described above. The Company excludes this item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding this item does not imply that it is non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 28, 2025	Sep 29, 2024	Sep 28, 2025	Sep 29, 2024

Gross profit	306.6	277.6	817.9	750.7
Adjustments	—	—	—	—
Adjusted gross profit	306.6	277.6	817.9	750.7
Gross margin	33.7%	31.2%	32.2%	30.7%
Adjusted gross margin(1)	33.7%	31.2%	32.2%	30.7%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses are calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 28, 2025	Sep 29, 2024	Sep 28, 2025	Sep 29, 2024

SG&A expenses	95.3	83.6	264.3	312.5
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters	(0.2)	(5.5)	(2.2)	(82.3)

Adjusted SG&A expenses	95.1	78.1	262.1	230.2
SG&A expenses as a percentage of net sales	10.5%	9.4%	10.4%	12.8%
Adjusted SG&A expenses as a percentage of net sales(1)	10.4%	8.8%	10.3%	9.4%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

QUARTERLY REPORT - Q3 2025 P.38

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs and excludes impairment (impairment reversal) of intangible assets, net insurance gains in 2023, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 28, 2025	Sep 29, 2024	Sep 28, 2025	Sep 29, 2024

Operating income	192.1	192.9	521.2	439.3
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	19.2	1.1	32.3	(1.0)
Costs relating to proxy contest and leadership changes and related matters	0.2	5.5	2.2	82.3
Adjusted operating income	211.5	199.5	555.7	520.6
Operating margin	21.1%	21.7%	20.5%	17.9%
Adjusted operating margin(1)	23.2%	22.4%	21.9%	21.3%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains in 2023, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.
QUARTERLY REPORT - Q3 2025 P.39

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Nine months ended
(in $ millions)	Sep 28, 2025	Sep 29, 2024	Sep 28, 2025	Sep 29, 2024

Net earnings	120.2	131.5	342.8	268.5
Restructuring and acquisition-related costs (recoveries)	19.2	1.1	32.3	(1.0)
Costs relating to proxy contest and leadership changes and related matters	0.2	5.5	2.2	82.3
Depreciation and amortization	37.1	36.5	105.1	104.9
Financial expenses, net	43.7	30.2	105.6	77.2
Income tax expense	28.2	31.3	72.9	93.5
Adjusted EBITDA	248.6	236.1	660.9	625.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions)	Sep 28, 2025	Sep 29, 2024	Sep 28, 2025	Sep 29, 2024

Cash flows from operating activities	223.9	178.2	269.9	290.9
Cash flows used in investing activities	(23.5)	(29.3)	(81.0)	(109.3)
Adjustment for:
Business acquisitions	—	—	—	—
Free cash flow	200.4	148.9	188.9	181.6
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2025 P.40

MANAGEMENT'S DISCUSSION AND ANALYSIS
Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), foreign currency component of derivative financial instruments related to the cross-currency swap’s notional amount, and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Sep 28, 2025	Dec 29, 2024

Long-term debt (including current portion)	1,754.2	1,535.9
Bank indebtedness	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	(17.9)	14.1
Lease obligations (including current portion)	117.3	117.4
Total debt	1,853.6	1,667.4
Cash and cash equivalents	(112.6)	(98.8)
Net debt	1,741.0	1,568.6
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve-month period. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Sep 28, 2025	Dec 29, 2024

Adjusted EBITDA for the trailing twelve months	869.2	833.8
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	869.2	833.8
Net debt	1,740.9	1,568.6
Net debt leverage ratio(1)	2.0	1.9
(1) The Company's total net debt to EBITDA ratio for purposes of its term loans and revolving facility was 2.1x (2.0x at December 29, 2024), and for purposes of U.S. private placement notes was 2.2x at September 28, 2025 (2.2x at December 29, 2024). Refer to section 8.2 of this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2025 P.41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not comparable to similarly titled measures used by other public companies.

(in $ millions)	Sep 28, 2025	Dec 29, 2024

Cash and cash equivalents	112.6	98.8
Trade accounts receivable	723.9	542.4
Inventories	1,248.0	1,110.6
Prepaid expenses, deposits and other current assets	140.4	107.0
Accounts payable and accrued liabilities	(585.2)	(490.1)
Income taxes payable	(51.5)	(29.7)
Current portion of lease obligations	(21.2)	(17.7)
Current portion of long-term debt	(450.0)	(300.0)
Working capital	1,117.0	1,021.3
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q3 2025 P.42